Exhibit 99.1

Navigator Gas Announces Signing of Definitive Agreements to Sell Eight

Gas Carriers and Its Shareholding in Unigas Joint Venture

LONDON, July 14, 2026 – Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announces, following the execution of a non-binding letter of intent previously announced on April 15, 2026, that yesterday, July 13, 2026, it signed definitive agreements to sell eight gas carriers (the “Vessels”), as well as its shareholding in the Unigas International B.V. joint venture (the “Unigas Pool”), for an aggregate purchase price of approximately $183 million (the “Transaction”).

The eight Vessels to be sold as part of the Transaction are summarised in the table below:

Vessel	Capacity (m3)	Year Built
Happy Pelican	6,800	2012
Happy Penguin	6,800	2013
Happy Condor	9,000	2008
Happy Osprey	12,000	2013
Happy Kestrel	12,000	2013
Happy Peregrine	12,000	2014
Happy Albatross	12,000	2015
Happy Avocet	12,000	2017

The Vessels and shares in the Unigas Pool are to be sold to Bernhard Schulte Investment Holding GmbH and Sloman Neptun Schiffahrts-Aktiengesellschaft, the existing partners in the Unigas Pool. The proceeds from the Transaction are expected to be used for general corporate purposes.

As previously announced, the Transaction is consistent with the Company’s ongoing focus on fleet optimization and disciplined capital allocation, and will allow it to focus on its long-term fleet strategy centred on growing and consolidating handysize and midsize ethylene-capable vessels.

The Transaction, which is subject to customary closing conditions, as well as delivery of the Vessels pursuant to it, is expected to be completed by the fourth quarter of 2026, after which the Company’s fleet will consist of 46 vessels, 16 of which will be ethylene and ethane capable.

About Navigator Gas

Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet currently consists of 54 semi- or fully-refrigerated liquefied gas carriers, 24 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

For media enquiries or further information, please contact:

Navigator Gas Investor Relations

Email: investorrelations@navigatorgas.com

Randy Giveans

EVP – Investor Relations & Business Development

Email: randy.giveans@navigatorgas.com

1200 Smith Street, Suite 1000, Houston, Texas, U.S.A. 77002

Tel: +1-713-373-6197

Alexander Walster

Media Contact

Email: communications@navigatorgas.com

Verde, 10 Bressenden Place, London, SW1E 5DH, UK

Tel: +44 (0)7857 796 052, +44 (0)20 7045 4114

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward looking statements

This press release contains certain “forward-looking” statements (as defined by the U.S. Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements regarding the anticipated timing, benefits and results of the Transaction. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise, excepted as required by law. We make no prediction or statement about the performance of our common stock.

Category: General